

June 16, 2015

Dennis P. Kelleher
Senior Vice President and Chief Financial Officer
CF Industries Holdings Inc.
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

      Re: CF Industries Holdings Inc.
               Form 10-K for the Year Ended December 31, 2014
               Filed February 26, 2015
               File No. 001-32597

Dear Mr. Kelleher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Melissa Raminpour

                    Melissa Raminpour
                    Branch Chief